ULTIMUS
Your Fund Matters

FILED VIA EDGAR

July 23, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Williamsburg Investment Trust (the “Trust”)
File Nos. 811-05685; 33-25301
Response to Staff’s Comments on Post-Effective Amendment No. 48

Ladies and Gentlemen:

Mr. Vincent DiStefano of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 48 to the Trust’s registration statement on Form N-1A.  The following are the comments provided and the Trust’s response to each:

PROSPECTUS: THE DAVENPORT CORE FUND

1.       The cover page should include the date of the Prospectus, the name of the Fund and its ticker symbol, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The remaining information on the cover page (i.e., the name and address of the Fund’s investment adviser and the reference to “No-Load Mutual Fund”) should be deleted.

RESPONSE:  The cover page will be revised to delete the information not specifically required by Item 1(a) of Form N-1A.

2.       Under the heading “What is the Fund’s Investment Objective?” in the Risk/Return Summary, the second sentence is not part of the Fund’s investment objective and should be moved outside of the Risk/Return Summary.

RESPONSE: The sentence in question will be moved from the Risk/Return Summary to Additional Investment Information.

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

3.       In the table of Annual Fund Operating Expenses in the Risk/Return Summary, either (1) delete the caption “Administrator’s Fees” and include such fees within “Other Expenses” or (2) include “Administrator’s Fees” as a sub-caption under “Other Expenses,” as provided for in Instruction 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE:  The caption “Administrator’s Fees” will be deleted, and such fees will be included within “Other Expenses.”

4.       Under the heading “What are the Fund’s Principal Investment Strategies?” in the Risk/Return Summary, there is disclosure that the Fund may invest up to 25% of its net assets in equity securities of foreign issuers.  Define “equity securities.”  Add to the Risk/Return Summary any risks attendant with equity securities as so defined.

RESPONSE:  We will define “equity securities” to include, in addition to common stocks, straight preferred stocks, convertible preferred stocks and convertible bonds.  In our opinion, the principal risks of investing in such equity securities, including credit risk, are adequately disclosed under the heading “What are the Principal Risks of Investing in the Fund?”

5.       In the section “What are the Principal Risks of Investing in the Fund?”, delete the word “may” from the sentence following the caption “Credit Risk.”

RESPONSE:  We will delete the word “may” from the sentence in question, so that it will read:

Credit Risk.  Preferred stocks and bonds rated in the fourth highest category by a nationally recognized rating agency have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to pay principal and interest or to pay the preferred stock obligations than is the case with higher grade securities.

6.       In the fourth sentence of the paragraph immediately following the heading “What has been the Fund’s Performance History?” in the Risk/Return Summary, delete the parenthetical “(before and after taxes)”.

RESPONSE:  We will delete the parenthetical, as requested.

7.       The third paragraph of How to Purchase Shares states that shares will be purchased at the Fund’s net asset value “next determined after your order is received in proper form…”  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order, is accompanied by payment in full of the purchase amount, and is delivered in an approved manner as set forth in this Prospectus.

8.       In the last sentence of the third paragraph of How to Purchase Shares, delete the phrase “and transmitted to the Administrator on that day”.

RESPONSE:  We will delete the relevant language, as requested.

9.       The first paragraph of How to Redeem Shares makes reference to the requirement to submit redemption orders in proper form.  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order (including the proper account information, the number of shares or the dollar amount to be redeemed and the appropriate signatures), and is delivered in an approved manner as set forth in this Prospectus.

10.     In the third to last sentence of the first paragraph of the section How to Redeem Shares, delete the phrase “and is transmitted to the Administrator on that day”.

RESPONSE: We will delete the relevant language, as requested.

11.      In the section How Net Asset Value is Determined, include a discussion of the valuation of foreign securities.

RESPONSE:  We will add the following disclosure to the section How Net Asset Value is Determined:

To the extent that the Fund’s foreign securities are traded in other markets on days when the Fund does not calculate its NAV, the value of the Fund’s assets may be affected on days when shares of the Fund cannot be purchased or sold.  In addition, trading in some of the Fund’s foreign securities may not occur on days when the Fund is open for business.  Because the values of foreign securities may be materially affected by events occurring before the Fund’s pricing time but after the close of the primary markets or exchanges on which such securities are traded, portfolio securities of the Fund may be priced at their fair value as determined by an independent pricing service approved by the Board of Trustees.  The values of foreign securities are translated from the local currency into U.S. dollars using currency exchange rates supplied by a quotation service.

12.      In the section How Net Asset Value is Determined, include a discussion of the effects of fair value pricing.

RESPONSE:  We will add the following disclosure in the penultimate paragraph of the section How Net Asset Value is Determined:

Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value.  As a result, the values of some securities used in calculating the Fund’s NAV may differ from quoted or published prices for the same securities.

PROSPECTUS:  FLIPPIN, BRUCE & PORTER FUNDS

13.      The cover page should include the date of the Prospectus, the name of the Funds and their ticker symbols, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The remaining information on the cover page (i.e., the name and address of the Fund’s investment adviser and the reference to “No-Load Mutual Funds”) should be deleted.

RESPONSE:  The cover page will be revised to delete the information not specifically required by Item 1(a) of Form N-1A.

14.      In the table of Annual Fund Operating Expenses for each Fund in the Risk/Return Summary, either (1) delete the caption “Administrator’s Fees” and include such fees within “Other Expenses” or (2) include “Administrator’s Fees” as a sub-caption under “Other Expenses,” as provided for in Instruction 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE:  The caption “Administrator’s Fees” will be deleted, and such fees will be included within “Other Expenses.”

15.      Under the heading “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for the FBP Value Fund, it states that under normal circumstances, equity securities will comprise at least 80% of the Fund’s net assets, and the Fund’s shareholders will be provided with at least 60 days’ prior notice of any change in this policy.  The disclosure that the Fund’s shareholders will be provided at least 60 days’ prior notice of any change in this policy should be moved outside of the Risk/Return Summary.

RESPONSE:  The disclosure in question will be moved from the Risk/Return Summary to Additional Investment Information.

16.      Under the heading “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for the each Fund, it states that equity securities “include common stocks, preferred stocks and securities convertible into common stocks.”  If equity securities may include convertible debt securities, so indicate.  In addition, disclose any rating standards that are applicable to such securities and any principal risks in connection with such securities.

RESPONSE: We will add the following disclosure to “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for each Fund:

Although the Fund invests primarily in common stocks, it may also invest a portion of its assets in other equity securities, including straight preferred stocks, convertible preferred stocks and convertible bonds, that are rated at the time of purchase in the four highest grades assigned by a nationally recognized rating agency, or unrated securities determined by the Adviser to be of comparable quality.

We will also add the following disclosure to “What are the principal risks of investing in the Fund?” in the Risk/Return Summary for the FBP Value Fund:

Credit Risk.  Preferred stocks and bonds rated in the fourth highest category by a nationally recognized rating agency have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to pay principal and interest or to pay the preferred stock obligations than is the case with higher grade securities.

17.      The discussion of equity securities in the Risk/Return Summary for each Fund indicates that the Fund will primarily be invested in securities of the largest 1,000 domestic companies having operational histories of 10 years or more.  Is mid-cap company risk a principal risk of the Funds?

RESPONSE:  Mid-cap company risk is not a principal investment risk of the Fund.  The Funds’ equity securities will typically be included in the Russell 1000 Index, which measures the large-cap segment of the U.S. equity market.

18.      “Mortgage-Related Securities Risk” is included as a principal risk in the Risk/Return Summary for the FBP Balanced Fund.  Investments in mortgage-related securities should be mentioned as a principal strategy in “What are the Fund’s principal investment strategies?”

RESPONSE:  The Risk/Return Summary discloses that the FBP Balanced Fund may invest in mortgage-backed obligations issued or guaranteed as to interest and principal by agencies or instrumentalities of the U.S. Government.  Please refer to the definition of “U.S. Government Obligations.”

19.      In the penultimate sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for each Fund, delete the parenthetical “(before and after taxes)”.

RESPONSE: We will delete the parenthetical, as requested.

20.      In the third sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for the FBP Balanced Fund, delete the parenthetical “(the S&P 500 Index)”.  Revise the fourth sentence of that same paragraph to read as follows: “The Lipper Balanced Fund Index is included as an additional comparative index because…”

RESPONSE:  We will delete the parenthetical in the third sentence and revise the fourth sentence as requested.

21.      Disclose the portfolio manager’s title with the Adviser in the section “Management of the Fund” in each Fund’s Risk/Return Summary.

RESPONSE:  We will disclose that the portfolio manager is the President of the Adviser.

22.      Add sub-headings in the section Additional Investment Information to indicate which of the strategies described in that section are principal investment strategies and which are non-principal investment strategies.

RESPONSE:  We will add sub-headings in the section Additional Investment Information to indicate which of the strategies in that section are principal investment strategies and which are non-principal investment strategies.

23.      The third paragraph of How to Purchase Shares states that shares will be purchased at a Fund’s net asset value “next determined after your order is received in proper form…”  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order, is accompanied by payment in full of the purchase amount, and is delivered in an approved manner as set forth in this Prospectus.

24.      In the last sentence of the third paragraph of How to Purchase Shares, delete the phrase “and transmitted to the Administrator on that day”.

RESPONSE:  We will delete the relevant language, as requested.

25.      The first paragraph of How to Redeem Shares makes reference to the requirement to submit redemption orders in proper form.  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order (including the proper account information, the number of shares or the dollar amount to be redeemed and the appropriate signatures), and is delivered in an approved manner as set forth in this Prospectus.

26.      In the third to last sentence of the first paragraph of the section How to Redeem Shares, delete the phrase “and is transmitted to the Administrator on that day”.

RESPONSE:  We will delete the relevant language, as requested.

27.      In the section How Net Asset Value is Determined, include a discussion of the effects of fair value pricing.

RESPONSE:  We will add the following disclosure in the penultimate paragraph of the section How Net Asset Value is Determined:

Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value.  As a result, the values of some securities used in calculating a Fund’s NAV may differ from quoted or published prices for the same securities.

PROSPECTUS: THE GOVERNMENT STREET FUNDS

28.      The cover page should include the date of the Prospectus, the name of the Funds and their ticker symbols, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The remaining information on the cover page (i.e., the name and address of the Fund’s investment adviser and the reference to “No-Load Mutual Funds”) should be deleted.

RESPONSE:  The cover page will be revised to delete the information not specifically required by Item 1(a) of Form N-1A.

29.      In the table of Annual Fund Operating Expenses for each Fund in the Risk/Return Summary, either (1) delete the caption “Administrator’s Fees” and include such fees within “Other Expenses” or (2) include “Administrator’s Fees” as a sub-caption under “Other Expenses,” as provided for in Instruction 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE:  The caption “Administrator’s Fees” will be deleted, and such fees will be included within “Other Expenses.”

30.      Under the heading “What are the Fund’s principal investment strategies?” in each Fund’s Risk/Return Summary, revise the policy disclosing the Funds’ compliance with Rule 35d-1 under the 1940 Act to reflect that net assets include the amount of any borrowings for investment purposes.  In addition, move outside of the Risk/Return Summary the sentence stating that Fund shareholders will be provided with at least 60 days’ prior notice of any change in these policies.

RESPONSE:  We will revise the policy for each Fund disclosing its compliance with Rule 35d-1 under the 1940 Act to reflect that net assets include the amount of any borrowings for investment purposes.  We will move to Additional Investment Information the sentence stating that shareholders will be provided with at least 60 days’ prior notice of any change in these policies.

31.      Consider whether the discussion of each Fund’s principal investment strategies in the Risk/Return Summary can be condensed.

RESPONSE:  We have reviewed the discussion of each Fund’s principal investment strategies and believe that the disclosures are appropriate and cannot be further condensed without impairing the investors’ understanding of the strategies.

32.      If investing in mid-cap stocks is a principal investment strategy of The Government Street Equity Fund, add mid-cap company risk as a principal investment risk in the Risk/Return Summary.

RESPONSE:  Mid-cap company risk is not a principal investment risk of The Government Street Equity Fund.

33.      The section “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Alabama Tax Free Bond Fund provides the following disclosure: “The Fund may invest more than 25% of its net assets in municipal obligations in a particular sector of the bond market and may concentrate more than 25% of its net assets in industrial revenue bonds that are backed by private users in a single industry.”  Provide the legal basis as to why the Fund is permitted to concentrate in this manner.

RESPONSE:  We will delete the sentence in question.

34.      In the discussion of the risks of investing in exchange traded funds (“ETFs”) in the Risk/Return Summary for The Government Street Equity Fund and The Government Street Mid-Cap Fund, add disclosure regarding the duplicative fees and expenses associated with investments in ETFs.

RESPONSE:  We will add the following sentence to the discussion of the risks of investing in ETFs:

When the Fund invests in an ETF, Fund shareholders will indirectly pay a proportionate share of the management fee and operating expenses of the ETF.

35.      In the penultimate sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for each Fund, delete the parenthetical “(before and after taxes)”.

RESPONSE:  We will delete the parenthetical, as requested.

36.      In the third sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for The Alabama Tax Free Bond Fund, delete the parenthetical “(the Barclays Capital 7-Year Municipal Bond Index)”.  Revise the fourth sentence of that same paragraph to read as follows: “The Barclays Capital 3-Year Municipal Bond Index is included as an additional comparative index because…”

RESPONSE:  We will delete the parenthetical in the third sentence and revise the fourth sentence as requested.

37.      Delete the following sentence in the section “Management of the Fund – Portfolio Managers” in the Risk/Return Summary for The Government Street Mid-Cap Fund: “The Adviser uses a team approach whereby each portfolio manager is responsible for the research and selection of securities within different business sectors.”  In addition, delete the column indicating “Sector Responsibility” from the table listing the Fund’s portfolio managers.

RESPONSE:  We will delete the relevant sentence and the column indicating “Sector Responsibility” from the table, as requested.

38.      The third paragraph of How to Purchase Shares states that shares will be purchased at a Fund’s net asset value “next determined after your order is received in proper form…”  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order, is accompanied by payment in full of the purchase amount, and is delivered in an approved manner as set forth in this Prospectus.

39.      In the last sentence of the third paragraph of How to Purchase Shares, delete the phrase “and transmitted to the Administrator on that day”.

RESPONSE:  We will delete the relevant language, as requested.

40.      The first paragraph of How to Redeem Shares makes reference to the requirement to submit redemption orders in proper form.  Define “proper form.”

RESPONSE:  We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order (including the proper account information, the number of shares or the dollar amount to be redeemed and the appropriate signatures), and is delivered in an approved manner as set forth in this Prospectus.

41.      In the third to last sentence of the first paragraph of the section How to Redeem Shares, delete the phrase “and is transmitted to the Administrator on that day”.

RESPONSE:  We will delete the relevant language, as requested.

42.      In the section How Net Asset Value is Determined, include a discussion of the effects of fair value pricing.

RESPONSE:  We will add the following disclosure in the penultimate paragraph of the section How Net Asset Value is Determined:

Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value.  As a result, the values of some securities used in calculating a Fund’s NAV may differ from quoted or published prices for the same securities.

PROSPECTUS: THE JAMESTOWN FUNDS

43.      The cover page should include the date of the Prospectus, the name of the Fund and its ticker symbol, and the legend required by Rule 481(b)(1) under the Securities Act of 1933.  The remaining information on the cover page (i.e., the name and address of the Fund’s investment adviser and the reference to “No-Load Mutual Fund”) should be deleted.

RESPONSE:  The cover page will be revised to delete the information not specifically required by Item 1(a) of Form N-1A.

44.      Under the heading “What is the Fund’s Investment Objective?” in the Risk/Return Summary for each of The Jamestown Balanced Fund and The Jamestown Equity Fund, the second sentence is not part of the Fund’s investment objective and should be moved outside of the Risk/Return Summary.

RESPONSE:  The sentence in question will be moved from the Risk/Return Summary to Additional Investment Information.

45.      In the table of Annual Fund Operating Expenses in the Risk/Return Summary for each Fund, either (1) delete the caption “Administrator’s Fees” and include such fees within “Other Expenses” or (2) include “Administrator’s Fees” as a sub-caption under “Other Expenses,” as provided for in Instruction 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE:  The caption “Administrator’s Fees” will be deleted, and such fees will be included within “Other Expenses.”

46.      Under the heading “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Jamestown Equity Fund, it states that equity securities “include common stocks, preferred stocks convertible preferred stocks and convertible bonds.”  Disclose any rating standards that are applicable to such securities and any principal risks in connection with such securities.

RESPONSE:  We will add the following disclosure to “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Jamestown Equity Fund:

Although the Fund invests primarily in common stocks, it may also invest a portion of its assets in other equity securities, including preferred stocks, convertible preferred stocks and convertible bonds, that are rated at the time of purchase in the four highest grades assigned by a nationally recognized rating agency, or unrated securities determined by the Advisor to be of comparable quality.

We will also add the following disclosure to “What are the principal risks of investing in the Fund?” in the Risk/Return Summary for The Jamestown Equity Fund:

Credit Risk.  Preferred stocks and bonds rated in the fourth highest category by a nationally recognized rating agency have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to pay principal and interest or to pay the preferred stock obligations than is the case with higher grade securities.

47.      Under the heading “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Jamestown Equity Fund and The Jamestown Tax Exempt Virginia Fund, revise the policy disclosing the Funds’ compliance with Rule 35d-1 under the 1940 Act to reflect that net assets include the amount of any borrowings for investment purposes.  In addition, move outside of the Risk/Return Summary the sentence stating that Fund shareholders will be provided with at least 60 days’ prior notice of any change in this policy, in the case of The Jamestown Equity Fund, or that this policy may not be changed without the approval of a majority of the Fund’s shares, in the case of The Jamestown Tax Exempt Virginia Fund.

RESPONSE:  We will revise the policy for each Fund disclosing its compliance with Rule 35d-1 under the 1940 Act to reflect that net assets include the amount of any borrowings for investment purposes.  We will move to Additional Investment Information the sentence stating that shareholders will be provided with at least 60 days’ prior notice of any change in this policy, in the case of The Jamestown Equity Fund, or that this policy may not be changed without the approval of a majority of the Fund’s shares, in the case of The Jamestown Tax Exempt Virginia Fund.

48.      Consider whether the discussion of each Fund’s principal investment strategies in the Risk/Return Summary can be condensed.

RESPONSE:  We have reviewed the discussion of each Fund’s principal investment strategies and believe that the disclosures are appropriate and cannot be further condensed without impairing the investors’ understanding of the strategies.

49.      The discussion of principal investment strategies in the Risk/Return Summary for each of The Jamestown Balanced Fund and The Jamestown Equity Fund indicates that the Advisor uses a screening process within a defined universe comprised of the stocks in the S&P 500 Index and the 50 largest capitalization stocks in the S&P 400 MidCap Index.  If investing in mid-cap stocks is a principal investment strategy of the Funds, add mid-cap company risk as a principal investment risk in the Risk/Return Summary.

RESPONSE:  Investing in mid-cap companies is not a principal investment risk of The Jamestown Balanced Fund or The Jamestown Equity Fund.  While the Fund may invest in mid-cap stocks to a certain degree, a large majority of each Fund’s equity investments are typically invested in companies that the Advisor considers to be large-cap (i.e., with total market capitalizations of greater than $10 billion).

50.      It is disclosed in the second paragraph of the section “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Jamestown Tax Exempt Virginia Fund that the Fund will concentrate its investments in “high quality” bonds.  Define “high quality.”

RESPONSE:  We will define “high quality bonds” as those rated in the three highest categories by any of the nationally recognized rating agencies, or unrated securities determined by the Advisor to be of comparable quality.

51.      The discussion of principal investment strategies in the Risk/Return Summary for The Jamestown Tax Exempt Virginia Fund indicates that the Fund’s portfolio duration will range between 2 and 10 years.  Did the Fund intend to provide a range for portfolio duration or weighted average portfolio maturity?

RESPONSE:  The statement reads as intended – the Fund will maintain a portfolio duration of between 2 and 10 years.

52.      If investments in other investment companies are a principal investment strategy for The Jamestown Tax Exempt Virginia Fund, add disclosure to that effect along with the relevant risks of that strategy.

RESPONSE:  The Fund does not invest in other investment companies as a principal investment strategy.  The Fund typically holds a small portion of its net assets in a tax-exempt money market fund for purposes of maintaining liquidity for unexpected redemptions.

53.      The section “What are the Fund’s principal investment strategies?” in the Risk/Return Summary for The Jamestown Tax Exempt Virginia Fund provides the following disclosure: “The Fund may invest more than 25% of its net assets in tax-exempt securities in a particular sector of the bond market and may concentrate more than 25% of its net assets in industrial revenue bonds that are backed by private users in a single industry.”  Provide the legal basis as to why the Fund is permitted to concentrate in this manner.

RESPONSE:   We will delete the sentence in question.

54.      In the section “What are the Principal Risks of Investing in the Fund?” in the Risk/Return Summary for The Jamestown Balanced Fund, delete the word “may” from the third sentence following the caption “Credit Risk.”

RESPONSE:   We will delete the word “may” from the sentence in question, so that it will read:

Credit Risk.  Corporate debt obligations rated in the fourth highest category by a nationally recognized rating agency have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to pay principal and interest than is the case with higher grade securities.

55.      In the penultimate sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for each Fund, delete the parenthetical “(before and after taxes)”.

RESPONSE:   We will delete the parenthetical, as requested.

56.      In the third sentence of the paragraph immediately following the heading “What has been the Fund’s performance history?” in the Risk/Return Summary for The Jamestown Balanced Fund, delete the parenthetical “(the S&P 500 Index)”.  Revise the fourth sentence of that same paragraph to read as follows: “The 60% S&P 500 Index/40% Barclays Capital U.S. Intermediate Government/Credit Bond Index (a blended index) is included as an additional comparative index because…”

RESPONSE:   We will delete the parenthetical in the third sentence and revise the fourth sentence as requested.

57.      In the section “Management of the Fund – Portfolio Managers” in the Risk/Return Summary for The Jamestown Balanced Fund, delete the column indicating “Portfolio Responsibility” from the table listing the Fund’s portfolio managers.

RESPONSE:   We will delete the column indicating “Portfolio Responsibility” from the table, as requested.

58.      The third paragraph of How to Purchase Shares states that shares will be purchased at a Fund’s net asset value “next determined after your order is received in proper form…”  Define “proper form.”

RESPONSE:   We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order, is accompanied by payment in full of the purchase amount, and is delivered in an approved manner as set forth in this Prospectus.

59.      In the last sentence of the third paragraph of How to Purchase Shares, delete the phrase “and transmitted to the Administrator on that day”.

RESPONSE:   We will delete the relevant language, as requested.

60.      The first paragraph of How to Redeem Shares makes reference to the requirement to submit redemption orders in proper form.  Define “proper form.”

RESPONSE: We will add the following disclosure in order to define “proper form”:

An order is considered to be in proper form if it is complete and contains all necessary information to process the order (including the proper account information, the number of shares or the dollar amount to be redeemed and the appropriate signatures), and is delivered in an approved manner as set forth in this Prospectus.

61.      In the third to last sentence of the first paragraph of the section How to Redeem Shares, delete the phrase “and is transmitted to the Administrator on that day”.

RESPONSE: We will delete the relevant language, as requested.

62.      In the section How Net Asset Value is Determined, include a discussion of the effects of fair value pricing.

RESPONSE:  We will add the following disclosure in the penultimate paragraph of the section How Net Asset Value is Determined:

Valuing portfolio securities at fair value involves reliance on judgment and a security’s fair value may differ depending on the method used for determining value.  As a result, the values of some securities used in calculating a Fund’s NAV may differ from quoted or published prices for the same securities.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary